UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Key Technology, Inc.

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
493143101

(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 493143101	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS PVAM Perlus Microcap Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 608,125 shares of common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 608,125 shares of common stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 608,125 shares of common stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% of all of the outstanding shares of common stock of the Issuer
12		TYPE OF REPORTING PERSON PN

CUSIP No. 493143101	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS PVAM Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 608,125 shares of common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 608,125 shares of common stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 608,125 shares of common stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% of the outstanding shares of common stock of the Issuer
12		TYPE OF REPORTING PERSON CO

CUSIP No. 493143101	SCHEDULE 13G/A	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS Pacific View Asset Management (UK) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 608,125 shares of common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 608,125 shares of common stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 608,125 shares of common stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% of the outstanding shares of common stock of the Issuer
12		TYPE OF REPORTING PERSON PN

CUSIP No. 493143101	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 1.	(a) Name of Issuer

Key Technology, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

150 Avery Street

Walla Walla, Washington 99362

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This Schedule 13G is being filed on behalf of (i) PVAM Perlus Microcap Fund L.P., a limited partnership formed under the laws of the Cayman Islands; (ii) PVAM Holdings Ltd., a corporation formed under the laws of the United Kingdom; and (iii) Pacific View Asset Management (UK) LLP, a limited liability partnership formed under the laws of the United Kingdom (together, the “Reporting Persons”).

PVAM Perlus Microcap Fund L.P. is the beneficial owner of 608,125 shares of common stock of Key Technology, Inc. (the "Shares"). The Shares are held in the account of PVAM Perlus Microcap Fund L.P., the investments of which are managed by Pacific View Asset Management (UK) LLP of which PVAM Holdings Ltd. ("PVAM") is the managing member. Pacific View Asset Management (UK) LLP ("PVAM LLP") exercises voting power and shares dispositive control over the Shares and PVAM shares indirect voting and dispositive power over the Shares. Each of PVAM and PVAM LLP disclaims beneficial ownership of the Shares.

The Reporting Persons have entered into a Joint Filing Agreement, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office address of PVAM Perlus Microcap Fund L.P. is c/o Conyers Trust Company (Cayman) Limited Cricket Square, Hutchins Drive, P.O. Box 2681 Grand Cayman, KY1-1111 Cayman Islands.

The principal business office address of PVAM Holdings Ltd. is 5th Floor, 6th St. Andrew Street, London, EC4A 3AE, United Kingdom.

The principal business office address of Pacific View Asset Management (UK) LLP is 5th Floor 6 St. Andrew, London, United Kingdom EC4A 3AE.

Item 2.	(d) Title of Class of Securities

Common Stock, no par value

Item 2.	(e) CUSIP No.:

493143101

CUSIP No. 493143101	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 493143101	SCHEDULE 13G/A	Page 7 of 8 Pages

Item 4. Ownership

Information with respect to the Reporting Persons' ownership of the Common Stock as of December 31, 2017, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined based on 6,479,166 shares of Common Stock outstanding as of December 1, 2017, as the Issuer reported in its most recent Form 10-K filed with the SEC on December 8, 2017.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 493143101	SCHEDULE 13G/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

PVAM PERLUS MICROCAP FUND L.P.

By:	/s/ Steven Druskin
Steven Druskin, Director of PVAM Limited, as General Partner

PVAM HOLDINGS LTD.

By:	/s/ Steven Druskin
Steven Druskin, Director

PACIFIC VIEW ASSET MANAGEMENT (UK) LLP

By:	/s/ Steven Druskin
Steven Druskin, Authorized Signatory